November 1, 2003


Mr. Frank J. Drohan
Alfa International Corp.
The Empire State Building
350 Fifth Avenue
Suite 1103
New York, NY 11308
U.S.A.


Dear Frank,

     The purpose of this letter agreement ("Agreement") is to memorialize the relationship among Alfa International Corp., a publicly held New Jersey, USA corporation ("Alfa"), Journey of Light (Jersey) Ltd., a limited liability corporation organized and existing under the laws of Jersey in the Channel Islands [Registered Number 84848] ("JOL") and Journey of Light, Inc., a Delaware, USA corporation (the "Company"). The parties ("Parties") to this Agreement are Alfa, JOL and the Company.

     Prior to this Agreement, Alfa and JOL executed an agreement
(the "March Agreement") as outlined in the letter agreement between them dated March 4, 2003. This Agreement supersedes and replaces the March Agreement.

     On April 30, 2003, JOL executed a memorandum of understanding contract (the "Contract") with the Government of Qatar ("Qatar"). A copy of the executed Contract is attached hereto. Unless otherwise indicated herein, the capitalized terms in this Agreement shall have the same meanings as in the Contract or in the March Agreement, as the case may be.

     JOL and the Company have executed an assignment agreement dated October 17, 2003 (the "Assignment Agreement") whereby JOL has assigned all its rights and obligations under the Contract to the Company. A copy of the Assignment Agreement is attached hereto. It is the intention of the Parties (i) that the Company execute and continue the Contract in Qatar in place of JOL, (ii) that JOL be no longer involved in the Contract or any agreements or business developing from the Contract, (iii) that the Company execute and perform the Final Contract with Qatar and (iv) that the Company replace JOL in respect to all agreements and obligations between JOL and Alfa.

     In September 2003, Joannou & Paraskevaides (Overseas), Ltd., a corporation organized under the laws of Guernsey in the Channel Islands ("J&P) agreed in principal that J&P would, subject to the terms of a definitive written agreement to be executed by the Company and J&P, become a shareholder of the Company and would cooperate in the design, construction and financing of the Project.JOL, the Company and Alfa hereby acknowledge and agree as follows:

     1. that all final decisions regarding the design, content and theme of the Project shall be made by Muftah Benomran, Chairman & Chief Executive Officer of JOL, in his sole and absolute discretion.

     2.
       (i).. that as of the date hereof, Alfa has made advances ("Advances") to JOL and the Company in excess of two hundred fifty thousand U.S. dollars ($250,000) and that Alfa may, in its sole discretion, make further Advances to the Company, and

       (ii) that as of the date hereof, Muftah has made advances of approximately $85,000 to JOL (the "Muftah Advances")

     3.

       (i) that the Company has 50 million shares of $0.0001 par value common stock (the "Company Common Stock") authorized and that 15 million of such authorized shares of Company Common Stock are issued and outstanding as of the date hereof, and

       (ii) that prior to the date hereof and within the time frame called for in the March Agreement, (a) Alfa gave notice to JOL that Alfa was exercising its option to acquire 100,000 shares of JOL's Common Stock and (b) the Parties have now agreed that Alfa will not purchase any JOL Common Stock subject to the Option Grant and (c) that the Option Grant is hereby cancelled, and

       (iii) that the Parties have now agreed that Alfa will purchase 100,000 shares of the Company Common Stock for a total "Purchase Price" of ten (10) U.S. dollars. Alfa will pay the par value of $0.0001 per share in consideration of Alfa's assistance to JOL and the Company in providing the Advances. Ten (10) dollars of the aforementioned Advances shall be applied as Alfa's payment in full of the Purchase Price, and

       (iv) that the Company shall take such corporate action as necessary to issue Alfa a certificate representing Alfa's ownership of such 100,000 shares of Company Common Stock.

     4. The Company's founding shareholders are Muftah, Frank, Mohamed and Ali Al Sada ("Ali") [collectively, the "Company Founders") and they own shares of Company Common Stock as follows: Muftah (7,950,000 shares); Frank (3,300,000 shares); Mohamed (1,875,000 shares) and Ali (1,875,000 shares). In this Agreement, the term "Company Shareholders" shall mean the Company Founders as well as any new shareholders of the Company other than Alfa up to the date of the Merger (as hereinafter defined). Muftah, in his capacity as the majority shareholder of the Company, hereby authorizes, directs and consents to the election of Frank the Chairman, President and Chief Executive Officer of the Company and as a director of the Company.


     (5)  Muftah and Frank who own shares of JOL's Preferred
Stock now own shares of the Company Common Stock. The Company presently has no preferred stock authorized.

     (6) The Company acknowledges and agrees that it shall conduct a private placement of the Company's securities for the purpose of raising initial operating capital (the "Initial Capital") for the Company to use in the conduct of its business.

     (7) The Parties acknowledge and agree (i) that the Company shall carry on its books, as a liability due to Alfa, an amount equal to the total amount of any Advances in excess of the ten dollar ($10) Purchase Price, and (ii) that subsequent to the receipt by the Company of the Initial Capital, the Company shall promptly reimburse Alfa without interest for the full amount of any such Advances in excess of the ten dollar ($10) Purchase Price.

     (8) The Parties acknowledge and agree (i) that the Company shall carry on its books, as a liability due to Muftah, an amount equal to the Muftah Advances, and (ii) that subsequent to the receipt by the Company of the Initial Capital, the Company shall promptly reimburse Muftah without interest for the full amount of such Muftah Advances.

     (9) The Company hereby grants Alfa an option (the "Merger Option") whereby Alfa, in its sole discretion, shall have the absolute right to acquire and/or merge with the Company (the "Merger") and thereby acquire from the Company Shareholders all the shares of Company Common Stock that it doesn't already own. The Merger may, in Alfa's sole discretion, be structured as a merger of the Company with Alfa or a subsidiary of Alfa. The Company and Alfa hereby agree that in the event that Alfa exercises the Merger Option, Alfa may, prior to consummating the Merger - and in its sole discretion - sell, spin off, or otherwise dispose of any operating subsidiary(s) which Alfa may have. Alfa may give notice to the Company of its intention to exercise the Merger Option at any time from the date hereof up to and including the date which is ninety (90) U.S. business days after the signing of the Final Contract by the Company and Qatar. If Alfa gives the Company such notice, then the Company shall allow Alfa a sufficient amount of time which is reasonable and customary in such transactions with publicly held U.S. companies to secure the approval of its shareholders (the "Alfa Shareholders") and to close the Merger. If unexercised, the Merger Option will expire on the ninety-first business day in the United States after the signing of the Final Contract by the Company and Qatar.

     (10) Alfa and the Company hereby agree that in the Merger, the Company Shareholders will exchange all of their shares of Company Common Stock for shares of Alfa's $0.01 par value common stock (the Alfa Common Stock") such that (i) immediately after the Merger, the former Company Shareholders will own at least ninety (90) percent of Alfa's then outstanding Alfa Common Stock, and (ii) the shares of Alfa Common Stock and Alfa preferred stock owned by the Alfa Shareholders just prior to the Acquisition will represent no more than ten (10) percent of the Alfa Common Stock outstanding immediately after the Acquisition.

     The Parties hereby agree that no publicity or public notice with respect to this Agreement shall be released to the general public without the prior written consent of Alfa.

     This Agreement constitutes the entire agreement between the Company, JOL and Alfa with respect to the subject matter hereof and supersedes all other prior representations, agreements and understandings, both written and oral, between the Parties with respect to such subject matter.

     If you agree to the contents of this Agreement please indicate your agreement by countersigning a copy of this Agreement where indicated below and returning it to me.

Journey of Light (Jersey), Ltd.       Journey of Light, Inc.
a Jersey (Channel Islands)            a Delaware, USA corporation
corporation




By: /s/ Muftah Benomran           By: /s/ Frank J. Drohan
   -------------------               --------------------
     Muftah Benomran                Frank J. Drohan
     Chairman, C.E.O & Director     Chairman, C.E.O. &
                                    Director

AGREED TO AND ACCEPTED:

Alfa International Corp.
a New Jersey, USA corporation



By: /s/ Frank J. Drohan
    -------------------
    Frank J. Drohan
    President & Director











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